May 21, 2013

VIA CONFIDENTIAL SUBMISSION AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Kevin Woody

Re:	Diamond Resorts International, Inc.

Amendment No. 4 to

Confidential Draft Registration Statement on Form S-1

Submitted April 26, 2013

CIK No. 0001566897

Dear Mr. Woody:

On behalf of our client Diamond Resorts International, Inc. (the “Company”), set forth below are responses to your letter of comment dated May 9, 2013 (the “Letter”) relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (as amended, the “Registration Statement”). The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter. Please note that we have not changed the page numbers in the headings or comments from the Letter, but the page numbers referred to in our responses below refer to the enclosed Amendment No. 5 to the Registration Statement (the “Amendment”).

Enclosed for your convenience is the Amendment, marked to show changes to Amendment No. 4 to the Confidential Draft Registration Statement submitted to the Securities and Exchange Commission (the “Commission”) on April 26, 2013. Please note that the Amendment also (1) reflects various changes to the Registration Statement relating to the inclusion of the Company’s financial statements as of, and for the three months ended, March 31, 2013, and for the three months ended March 31, 2012, (2) includes disclosure pertaining to two contemplated acquisition transactions, including financial statements for the target companies proposed to be acquired pursuant to these transactions, and (3) reflects various minor changes to the Registration Statement. The purchase price for each of the two contemplated acquisition transactions is tied to the initial public offering price per share, and accordingly, the pro forma financial information with respect to these acquisitions will be included in the Registration Statement once a price range for the offering is established.

We have the following responses to the Staff’s comments:

Management’s Discussion and Analysis of Financial Condition

Critical Accounting Policies and Use of Estimates, page 59

1.	We believe your presentation of critical accounting policies before the discussion of your results of operations and liquidity places an overemphasis of EBITDA compared to your GAAP results of operations. In your amended filing, please move your critical accounting policies discussion after these two sections.

Response:

The Registration Statement has been revised in the Amendment beginning on page 71 to move the section titled “Critical Accounting Policies and Use of Estimates” to page 115, so that this disclosure now follows the sections titled “Results of Operations” and “Liquidity and Capital Resources.”

Presentation of Certain Financial Metrics, page 67

2.	We have reviewed your response to comment 1 from our letter dated April 18, 2013. We continue to believe that your current presentation of Adjusted EBITDA as a performance measure is misleading to investors due to the exclusion of vacation interest costs. Please revise your filing to remove the adjustment for vacation interest costs when presenting this performance measure. We would not object to the presentation of Adjusted EBITDA, if presented as a liquidity measure and included within the liquidity section of your MD&A, provided the measure is calculated in compliance with the covenant included with your Senior Notes Indenture. You should explain why such liquidity measure is presented, and provide the disclosure addressed in Compliance and Disclosure Interpretation 102.9.

Response:

Consistent with the Company’s prior responses to the Staff’s comments, the Company continues to believe that its prior presentation of Adjusted EBITDA, as presented in drafts of the Registration Statement previously confidentially submitted to the Staff, is not and would not be misleading to investors. Nevertheless, in light of the Staff’s comment, the Registration Statement has been revised in the Amendment beginning on page 101 to present Adjusted EBITDA for Diamond Resorts Parent, LLC and its restricted subsidiaries (as defined in the indenture for the Company’s senior secured notes (the “Senior Notes Indenture”) and described in the Amendment on page 101), calculated in accordance with the Senior Notes Indenture, as a liquidity measure for each of the periods presented in the financial statements contained in the Registration Statement, as well as the 12 months ended March 31, 2013 (consistent with the Senior Notes Indenture), within “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” in the Amendment. The Registration Statement has also been revised in the Amendment beginning on page 101 (1) to explain that Adjusted EBITDA attributable to Diamond Resorts Parent, LLC and its restricted subsidiaries is being presented in the Registration Statement as a liquidity measure, as covenants governing the Senior Secured Notes are determined by reference to Adjusted EBITDA attributable to Diamond Resorts Parent, LLC and its restricted subsidiaries, (2) to provide disclosure consistent with Compliance and Disclosure Interpretation 102.09, and (3) to provide a reconciliation of Adjusted EBITDA for Diamond Resorts Parent, LLC and its restricted subsidiaries to the Company’s net cash provided by operating activities (along with a reconciliation of Adjusted EBITDA for Diamond Resorts Parent, LLC and its restricted subsidiaries to the Company’s net income). The Registration Statement has been further revised in the Amendment to include in the Prospectus Summary, beginning on page 18, a brief summary of disclosures in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” regarding the Company’s liquidity and indebtedness, including a brief description of the covenants under the Company’s debt-related agreements (specifically covenants under the Senior Notes Indenture), the Company’s calculation of Adjusted EBITDA for Diamond Resorts Parent, LLC and its restricted subsidiaries, as used for purposes of such covenants, and a reconciliation thereof to net cash provided by operating activities.

3.	We note within your response that Adjusted EBITDA is calculated for purposes of the Senior Notes Indenture in a substantially identical manner as it is calculated in your filing. Please provide us with your debt covenant calculations.

Response:

Attached as Appendix A are selected excerpts from the Senior Notes Indenture, including the definition of Adjusted EBITDA, relevant definitions and covenants based upon Adjusted EBITDA, and other definitions related to Adjusted EBITDA and debt covenant calculations. Further attached as Appendix A is a worksheet reflecting calculations of (1) the Fixed Charge Coverage Ratio and the Secured Debt Ratio for purposes of the Senior Notes Indenture as of December 31, 2012 and March 31, 2013, and (2) the Excess Cash Flow for purposes of the Senior Notes Indenture for the year ended December 31, 2012, in each case based upon Adjusted EBITDA for such periods. Please be advised that the calculation of Excess Cash Flow is only provided for the year ended December 31, 2012 because compliance with that covenant is only measured on an annual basis.

Results of Operations

Comparison of the Year Ended December 32, 2012 to the Year Ended December 31, 2011

Costs and Expenses, page 71

4.	Please expand your Management’s Discussion and Analysis to thoroughly explain the underlying reasons for the large fluctuations in vacation interest costs for the periods presented. Changes in estimates due to changes in estimated prices vis-à-vis estimated costs should be explained separately. Within your explanation, quantify the effects of the changes in estimates for each period in accordance with Topic ASC 978-330-35-1.

Response:

The Registration Statement has been revised in the Amendment beginning on page 84 to explain the underlying reasons for the fluctuations in Vacation Interest cost of sales between the year ended December 31, 2012 and the year ended December 31, 2011, including separate explanations for changes in estimates due to changes in estimated prices vis-à-vis estimated costs. Further, the Registration Statement has been revised in the Amendment beginning on page 84 to quantify the effects of changes in estimates for each period in accordance with Topic ASC 978-330-35-1.

Financial Statements

For the Year Ended December 31, 2012 and 2011

Notes to Consolidated Financial Statements

Note 5. Mortgages and Contracts Receivable and Allowances for Loan…, page F-26

5.	We note your response to comment 3 from our letter dated April 18, 2013. Please clarify how the $10.4M adjustment described in Footnote (a) relates to the adjustment that was reflected in fourth quarter 2011 described on pg. F-58.

Response:

The Registration Statement has been revised in the Amendment on page F-74 to clarify that the $10.4 million adjustment described in Footnote (a) is unrelated to the adjustment that was reflected in the fourth quarter of 2011 and described on page F-105.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the Amendment or the above responses, please contact the undersigned at 312-902-5493. Thank you for your prompt attention to this matter.

Very truly yours,

Mark D. Wood

Enclosures

cc:	David F. Palmer
C. Alan Bentley
Howard S. Lanznar Lisa M. Gann Jared T. Finkelstein Kris F. Heinzelman Joseph D. Zavaglia Louise Dorsey Michael McTiernan Shannon Sobotka Kristina Aberg

APPENDIX A

Diamond Resorts Parent, LLC and Subsidiaries

For the Year ended December 31, 2012

(In Thousands)

Adjusted EBITDA - Consolidated	$109,898
Less: Adjusted EBITDA - Unrestricted Subsidiaries	8,957
Plus: Intercompany elimination	19,058

Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$119,999

Excess Cash Flow Calculation for the year ended December 31, 2012
(see Section 4.10)

(i) Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$119,999
(ii) Capital expenditure	(10,000)
(iii) Consolidated cash interest expense	(64,338)
(iv) Restricted cash payments	—
(v) mandatory payments from permitted securitizations	—
(vi) amount of the increase of the 2008 Conduit and Quorum	73,613
(vi) amount of the decrease of the 2008 Conduit and Quorum	—
(viii) consolidated changes in working capital, if positive	—
(ix) consolidated changes in working capital, if negative	(143,970)

Excess Cash Flow	$(24,696)

Debt /Lien Incurrence (December 31, 2012):
(see Section 4.03 and 4.12)

Fixed Charge Coverage Ratio
Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$119,999
Consolidated Interest Expense	$54,273
Fixed Charge Coverage Ratio	2.21

Secured Debt Ratio

Total Indebtedness of the Company and its Restricted Subsidiaries	$425,000
Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$119,999
Secured Debt Ratio	3.54

For the Twelve-Month Period ended March 31, 2013*
(In Thousands)

Adjusted EBITDA - Consolidated	$138,667
Less: Adjusted EBITDA - Unrestricted Subsidiaries	16,422
Plus: Intercompany elimination	22,904

Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$145,149

Excess Cash Flow Calculation for the Twelve-Month Period ended March 31, 2013

(see Section 4.10)

N/A

Debt /Lien Incurrence (March 31, 2013):
(see Section 4.03 and 4.12)

Fixed Charge Coverage Ratio
Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$145,149
Consolidated Interest Expense	$54,576
Fixed Charge Coverage Ratio	2.66

Secured Debt Ratio
Total Indebtedness of the Company and its Restricted Subsidiaries	$425,000
Adjusted EBITDA - Diamond Resorts Parent, LLC and Restricted Subsidiaries	$145,149
Secured Debt Ratio	2.93

*	Adjusted EBITDA-Consolidated, Adjusted EBITDA-Unrestricted Subsidiaries, Intercompany Elimination and Adjusted EBITDA-Diamond Resorts Parent, LLC and Restricted Subsidiaries for the twelve-month period ended March 31, 2013 are calculated by adding applicable amounts for the quarter ended March 31, 2013 to the corresponding amounts for the year ended December 31, 2012, and then subtracting the corresponding amounts for the quarter ended March 31, 2012.

EXECUTED VERSION

DIAMOND RESORTS CORPORATION,

as Issuer,

DIAMOND RESORTS PARENT, LLC,

as the Company,

DIAMOND RESORTS HOLDINGS, LLC,

as Intermediate Holdco,

the SUBSIDIARY GUARANTORS

named herein, as Subsidiary Guarantors,

and

WELLS FARGO BANK, NATIONAL ASSOCIATION,

as Trustee and Collateral Agent

INDENTURE

Dated as of August 13, 2010

12.00% Senior Secured Notes due 2018

INDENTURE dated as of August 13, 2010, among DIAMOND RESORTS CORPORATION, a Maryland corporation (the “Issuer”), DIAMOND RESORTS PARENT, LLC, a Nevada limited liability company (the “Company”), DIAMOND RESORTS HOLDINGS, LLC, a Nevada limited liability company (“Intermediate Holdco”), the SUBSIDIARY GUARANTORS (as defined below) listed on the signature pages hereto and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as trustee, and WELLS FARGO BANK, NATIONAL ASSOCIATION, a national banking association, as collateral agent.

Each party agrees as follows for the benefit of the other parties and for the equal and ratable benefit of the Holders:

ARTICLE I

Definitions and Incorporation by Reference

SECTION 1.01. Definitions.

“Acquired Indebtedness” means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Notes” means Notes issued under this Indenture after the Issue Date and in compliance with Section 2.13, it being understood that any Notes issued in exchange for or replacement of any Initial Note issued on the Issue Date shall not be an Additional Note, including any such Notes issued pursuant to a Registration Rights Agreement (as defined in the Appendix).

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“Adjusted EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income:

(i) all income tax expense (benefit) for such period, including any applicable amounts distributed to a Company Holder pursuant to Section 4.04(b)(ix) so deducted; plus

(ii) Consolidated Interest Expense for such period; plus

(iii) depreciation and amortization for such period; plus

(iv) vacation interest cost of sales for such period; plus

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(v) loss on extinguishment of debt for such period; plus

(vi) impairments and other write-offs for such period; plus

(vii) loss on the sale of assets for such period; plus

(viii) amortization of loan origination costs for such period; plus

(ix) amortization of portfolio discount for such period; plus

(x) all other non-cash charges for such period (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period); less

(xi) gain on the sale of assets for such period; less

(xii) amortization of portfolio premium for such period; less

(xiii) all non-cash items of income for such period (excluding any non-cash accruals of revenue in the ordinary course of business to the extent required by accrual-based accounting).

Notwithstanding the foregoing, items specified in clauses (i) and (iii) through (xiii) above that are attributable to a Restricted Subsidiary shall be added to Consolidated Net Income to compute Adjusted EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that such items of such Restricted Subsidiary were included in calculating Consolidated Net Income and only, with respect to items (i) and (iii) through (x), if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Affiliate” of any Person means (i) any other Person which directly, or indirectly through one or more intermediaries, controls such Person or (ii) any other Person which directly, or indirectly through one or more intermediaries, is controlled by or is under common control with such Person. As used herein, the term “control” means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise. For purposes of Section 4.07, no (1) homeowners’ association at a property at which the Company or its Subsidiaries either have sold Vacation Interests or acts as management company or (2) collection holding real estate interests underlying Points shall be deemed to be an Affiliate of the Company or any Restricted Subsidiary.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of:

valuation of Hedging Obligations or other derivative instruments pursuant to GAAP shall be excluded from the calculation of Consolidated Interest Expense;

(v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(vi) net payments pursuant to Hedging Obligations;

(vii) the product of (l) all dividends accrued in respect of all Disqualified Stock of the Company and all Preferred Stock of any Restricted Subsidiary, in each case, held by Persons other than the Company or a Restricted Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Company), times (2) a fraction of the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of the Company in good faith);

(viii) interest incurred in connection with Investments in discontinued operations; and

(ix) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by a Lien on the assets of) the Company or any Restricted Subsidiary;

provided, however, there shall be excluded from Consolidated Interest Expense the interest expense (including the expenses described in (i) through (ix)) with respect to Nonrecourse Indebtedness incurred in connection with Permitted Securitizations.

“Consolidated Net Income” means, for any period, net income (or loss) of the Company and the Restricted Subsidiaries, computed on a consolidated basis for such Persons, in accordance with GAAP; provided, however, these shall be excluded therefrom the following:

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(i) net income (or loss) of any Person accrued prior to the date it became a Restricted Subsidiary or was merged with or into or consolidated with the Company or a Restricted Subsidiary or the date such Person’s assets were acquired by the Company or a Restricted Subsidiary;

(ii) any gain (net of tax effects attributable thereto) arising from any reappraisal or write-up of assets;

(iii) any portion of the net income of any Restricted Subsidiary that for any reason is unavailable for payment of dividends or similar distributions to the Company or any other Restricted Subsidiary;

(iv) the cumulative effect of any changes in accounting principles; and

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(v) net income of any Person (other than a Restricted Subsidiary) in which the Company or any Restricted Subsidiary shall have an ownership interest unless such net income shall actually have been received by the Company or such Restricted Subsidiary in the form of cash dividends or similar distributions;

provided, however, that any amounts distributed to a Company Holder pursuant to Section 4.04(b)(ix) are treated as an income tax expense by the Company and will be deducted in computing net income (loss) of the Company.

“Credit Facility” means any credit agreement providing for revolving credit, including any related notes, guarantees, collateral documents, instruments and agreement executed in connection therewith, and, in each case, as amended, restated, replaced (whether upon or after termination or otherwise), Refinanced, supplemented, modified or otherwise changed (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time.

“DROT 2009 Notes” means the 9.31% Timeshare Loan Backed Notes, Series 2009-1, Class A and the 12.00% Timeshare Loan Backed Notes, Series 2009-1, Class B of Diamond Resorts Owner Trust 2009-1 outstanding on the Issue Date.

“Default” means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of cash and Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(i) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(ii) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(iii) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to 91 days after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to 91 days after the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(i) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and set forth in Sections 4.06 and 4.09, respectively; and

(ii) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to this Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price shall be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Excess Cash Flow” means, for any fiscal period of the Company, an amount equal to:

*

(i) Adjusted EBITDA for such period; less

(ii) Capital Expenditures for such period; provided, that, for purposes of this calculation, Capital Expenditures shall not exceed $10.0 million in any twelve-month period (or, if applicable, $2.5 million in any three-month period); less

(iii) Consolidated Interest Expense paid in cash for such period; less

(iv) the aggregate amount of cash distributed as Restricted Payments during such period as permitted by Section 4.04(b)(ix); less

(v) any mandatory payments by the Company and its Restricted Subsidiaries on any Permitted Securitization (other than the Conduit Facility, the Quorum Facility or any similar facility) made during such period, except to the extent that any such payments were financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence); plus

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(vi) the amount of the increase, if any, in the aggregate amount outstanding on the Conduit Facility, the Quorum Facility or any similar facility during such period (provided, that for purposes of determining such amount, any changes during such period attributable to any voluntary prepayments on such facilities or any payments on such facilities financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence) shall be disregarded); less

(vii) the amount of the decrease, if any, in the aggregate amount outstanding on the Conduit Facility, the Quorum Facility or any similar facility during such period (provided, that for purposes of determining such amount, any changes during such period attributable to any voluntary prepayments on such facilities or any payments on such facilities financed by the proceeds received from the incurrence of any other Indebtedness (net of any fees, expenses and Hedging Obligation breakage costs or benefits associated with such incurrence) shall be disregarded); plus

(viii) Consolidated Change in Working Capital for such period, if positive; plus

(ix) Consolidated Change in Working Capital for such period, if negative.

“Exchange Act” means the U.S. Notes Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value of the property or assets in question shall be determined in good faith by an appropriate financial officer of the Company unless such Fair Market Value (excluding the Fair Market Value of any portion of such asset or property consisting of cash or Cash Equivalents) is determined to be in excess of $15,000,000, in which case it shall be determined in good faith by the Board of Directors, whose determination shall be conclusive and, in the case of any determination made by the Board of Directors, evidenced by a resolution of the Board of Directors; provided, however, that if the Fair Market Value of the property or assets in question (excluding any portion of such property or assets consisting of cash or Cash Equivalents) is so determined to be in excess of $30,000,000 in the case of any determination of Fair Market Value required by Section 4.04(a)(3)(B) or $20,000,000 in the case of any determination of Fair Market Value required by any other provisions set forth in Section 4.04, such determination must be confirmed by an Independent Qualified Party.

“Fixed Charge Coverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Adjusted EBITDA for the period of the most recent four consecutive fiscal quarters for which financial statements of the Company are available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

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(i) if the Company or any Restricted Subsidiary has incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio is an incurrence of Indebtedness, or both, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period;

(ii) if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Fixed Charge Coverage Ratio, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if the Company or such Restricted Subsidiary had not earned the interest income actually earned during such period in respect of cash or Cash Equivalents used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(iii) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Sale, Adjusted EBITDA for such period shall be reduced by an amount equal to Adjusted EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Sale for such period, or increased by an amount equal to Adjusted EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Sale for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(iv) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the incurrence of any

*

Indebtedness) as if such Investment or acquisition had occurred on the first day of such period; and

(v) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Sale, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (iii) or (iv) above if made by the Company or a Restricted Subsidiary during such period, Adjusted EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Sale, Investment or acquisition had occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any interest rate hedging agreement applicable to such Indebtedness if such agreement has a remaining term in excess of 12 months). If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Foreign Subsidiary” means any Restricted Subsidiary of the Company that is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States of America set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date and consistently applied.

“Government Securities” means securities that are direct obligations (or certificates representing an ownership interest in such obligations) of, or obligations guaranteed by, the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any

“Notes Obligations” means the Obligations of the Company and the Guarantors with respect to the Notes.

“Notes Secured Creditors” means the Trustee and the Holders, together.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Offering Circular” means the confidential Offering Circular dated August 10, 2010, pursuant to which the initial Notes were offered and sold.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Accounting Officer, the Treasurer or any Executive Vice President (or any such other officer that performs similar duties) of the Company.

“Officers’ Certificate” of the Company means a certificate signed on behalf of the Company by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Pari Passu Intercreditor Agreement” means an intercreditor agreement substantially in the form attached hereto as Exhibit A.

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“Permitted Collateral Liens” means

(a) (i) any Lien on the Collateral to secure:

(l) any Indebtedness incurred as Permitted Indebtedness pursuant to Section 4.03(b)(i);

(2) the Notes (or any Guarantees thereof) incurred as Permitted Indebtedness pursuant to Section 4.03(b)(ii);

(3) any other Indebtedness incurred pursuant to Section 4.03; provided, however, that (x) no Default shall have occurred and be continuing at the time of the incurrence of such Indebtedness or after giving effect thereto and (y) the Secured Debt Ratio of the Company, calculated on a pro forma basis after giving effect to the incurrence of such Indebtedness, would be no greater than 2.5 to 1.0;

(4) any Refinancing Indebtedness of Indebtedness set forth in the foregoing clauses (2) or (3) or this clause (4); or

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(5) Banking Product Obligations to the extent that the provider of such Banking Product Obligations has agreed to be bound by the terms of an Intercreditor Agreement or such provider’s interest in the Collateral is subject to the terms of an Intercreditor Agreement, in each case which are subject to the terms of an Intercreditor Agreement; or

(ii) any Lien on the Collateral that is a statutory Lien arising by operation of law; provided, however, that such Lien either ranks:

(l) equal to all other Liens on such Collateral securing unsubordinated Indebtedness of the Company or the relevant Restricted Subsidiary, if the Lien secures unsubordinated Indebtedness; or

(2) junior to the Liens securing the Notes, and

(b) any Permitted Lien set forth in clauses (i), (iii), (iv), (v), (vi), (vii), (viii), (ix), (x), (xii), (xiv), (xv), (xvi), (xvii), (xviii), (xix), (xx), (xxi) and (xxii) of the definition of “Permitted Lien”; provided, however, that (A) such Permitted Lien (other than any Lien set forth in clauses (iii), (ix), (xiv), (xv), (xvi) and (xvii) of such definition) is not a Lien on any of the Points and (B) such Permitted Lien (other than any Lien set forth in clauses (iii), (vii) and (ix) of such definition) is not a Lien on any cash or Cash Equivalents constituting Collateral and held by the Collateral Agent.

“Permitted Future Secured Creditors” means the holders or lenders (and their representatives and trustees), as the case may be, of Permitted Future Secured Indebtedness.

“Permitted Future Secured Indebtedness” means Secured Indebtedness (other than any Secured Indebtedness with respect to the Notes issued on the Issue Date or any Notes issued in exchange therefor pursuant to this Indenture or the Registration Rights Agreement) incurred after the Issue Date in compliance with this Indenture, to the extent the Company, the Issuer and the Subsidiary Guarantors are permitted to create a Permitted Collateral Lien for the benefit of the holders or lenders thereof or their representatives and trustees, as the case may be, without violating Section 4.12.

“Permitted Holder” means (i) Stephen J. Cloobeck and David F. Palmer, their estates, descendants and legal representatives and any Person that they control; (ii) any Person acting in the capacity of an underwriter (solely to the extent that and for so long as such Person is acting in such capacity) in connection with a public or private offering of Capital Stock of the Company; and (iii) any “person” (as such term is used in Section 13 (d)(3) of the Exchange Act) whose status as a “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) constitutes or results in a Change of Control in respect of which a Change of Control Offer has been made and completed in accordance with the requirements of this Indenture, together with its Affiliates.

Capital Stock of a Person primarily engaged in a Related Business that becomes a Restricted Subsidiary.
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“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company (including the Issuer) that is not then an Unrestricted Subsidiary; provided, however, that, upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall, to the extent that it remains a Subsidiary of the Company at such time, be a Restricted Subsidiary.

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor thereto.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary substantially concurrently leases it from such Person.

“SEC” means the Securities and Exchange Commission and any successor agency.

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“Secured Debt Ratio”, as of any date of determination, means the ratio of (1) Total Indebtedness of the Company and its Restricted Subsidiaries that is secured by Liens on any of the Collateral as of the end of the most recent fiscal quarter for which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur to (2) Adjusted EBITDA for the most recently ended four full fiscal quarters or which internal financial statements are available immediately preceding the date on which such event for which such calculation is being made shall occur, in each case with such pro forma adjustments to Total Indebtedness and Adjusted EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended.

“Securitization” means a public or private transfer of Timeshare Loans in the ordinary course of business and by which the Company or any of the Restricted Subsidiaries directly or indirectly securitizes a pool of specified Timeshare Loans including any such transaction involving the sale of specified Timeshare Loans to a Special Purpose Subsidiary.

“Security Agreement” means the Security Agreement, dated as of the Issue Date, among the Company, Intermediate Holdco, the Issuer, the Subsidiary Guarantors and the Collateral Agent.

“Trustee” means Wells Fargo Bank, National Association, a national banking association, as trustee under this Indenture, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving as trustee under this Indenture.

“Uniform Commercial Code” means the New York Uniform Commercial Code as in effect from time to time.

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“Unrestricted Subsidiary” means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary; provided, however, that the Issuer cannot be an Unrestricted Subsidiary.

FLRX, Inc. and its Subsidiaries shall each be Unrestricted Subsidiaries on the Issue Date without further action. The Company may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary) of the Company to be an Unrestricted Subsidiary unless such Subsidiary owns any of the Capital Stock of the Company or any Restricted Subsidiary or owns or holds any Indebtedness of or Lien on any property of the Company or any Restricted Subsidiary; provided, however, that

(i) any Guarantee or other credit support by the Company or any Restricted Subsidiary of any Indebtedness of the Subsidiary being so designated shall be deemed an incurrence of such Indebtedness and an “Investment” by the Company or such Restricted Subsidiary at the time of such designation;

(ii) either (1) the Restricted Subsidiary to be so designated has total assets of $1,000 or less or (2) if such Subsidiary has assets greater than $1,000, such designation would be permitted under Section 4.04; and

(iii) after giving pro forma effect to the incurrence of Indebtedness and the Investment referred to in clause (i) of this proviso, (1) such Indebtedness would be permitted to be incurred as Ratio Indebtedness, (2) such Investment would be in compliance with Section 4.04 and (3) no Default shall have occurred and be continuing.

The Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that

(i) no Default shall have occurred and be continuing at the time of or after giving effect to such designation; and

(ii) all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be incurred (and shall be deemed to have been incurred) for all purposes of this Indenture.

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Any such designation by the Company shall be evidenced to the Trustee by promptly filing with the Trustee an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two (2) Business Days prior to such determination.

“Vacation Interests” means a timeshare interest or interval, however defined in the applicable condominium or timeshare declaration, trust agreement or other relevant document or instrument pursuant to which such timeshare interest or interval is created, whether or not coupled with a fee simple interest in real estate, together with all rights, benefits, privileges and interests appurtenant thereto, including the right to use and occupy a residential unit within the applicable residential real estate property and the common areas and common furnishings appurtenant to such unit for a specified period of time, on an annual or biennial basis, as more specifically described in the applicable declaration or other relevant document or instrument. Vacation Interests shall include Points.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that (i) if such Person is a corporation, is at the time entitled to vote in the election of such corporation’s board of directors or any committee thereof duly authorized to act on behalf of such board or (ii) if such Person is an entity other than a corporation, is at the time entitled to vote in the election of the group or individual exercising the authority with respect to such Person generally vested in a board of directors of a corporation.

“Wholly Owned Restricted Subsidiary” of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person.

SECTION 1.02. Other Definitions.

	Term	Defined in Section
	“Affiliate Transaction”	4.07 (a)

	“Appendix”	2.01

	“Bankruptcy Law”	6.01 (c)

would apply if the Company were required to file those reports with the SEC. In addition, to the extent not satisfied by the foregoing, the Company shall, for so long as any Notes are outstanding, furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

(b) Notwithstanding Section 4.02(a), such requirements to file such reports shall be deemed satisfied prior to the first anniversary of the Issue Date (1) to the extent the information required by such reports is contained in the exchange offer registration statement or shelf registration statement required by the Registration Rights Agreement then on file with the SEC, including amendments thereto, or (2) by posting on its website within 15 days of the time periods after the Company would have been required to file such reports with the SEC, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in the Offering Circular.

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SECTION 4.03. Limitation on Indebtedness. (a) The Company shall not and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness; provided, however, that the Company, the Issuer or any Subsidiary Guarantor will be entitled to incur Indebtedness if, on the date of such incurrence and after giving effect thereto on a pro forma basis, the Fixed Charge Coverage Ratio exceeds 2.0 to 1.0 (any Indebtedness incurred pursuant to this Section 4.03(a) being herein referred to as “Ratio Indebtedness”).

(b) Section 4.03(a) shall not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Indebtedness”):

(i) Indebtedness incurred pursuant to any Credit Facility, including the Guarantees thereof by the Guarantors, in an aggregate amount outstanding at any time not to exceed $25,000,000 (any Indebtedness incurred pursuant to the provisions set forth in this clause (i) being herein referred to as “Credit Facility Indebtedness”);

(ii) Indebtedness represented by the Notes issued on the Issue Date and the related Notes Guarantees;

(iii) Nonrecourse Indebtedness incurred by a Special Purpose Subsidiary under a Permitted Securitization and any Refinancing Indebtedness of such Special Purpose Subsidiary with respect thereto that is Nonrecourse Indebtedness;

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(iv) Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date (other than Indebtedness set forth in clauses (i), (ii) and (iii) of this Section 4.03(b));

(v) Refinancing Indebtedness incurred by the Company or any Restricted Subsidiaries to Refinance any Indebtedness that was incurred as Ratio Indebtedness or as Permitted Indebtedness pursuant to clause (ii), (iv) or (v) of this Section 4.03(b);

(vi) Indebtedness owing to and held by the Company or any Restricted Subsidiaries; provided, however, that (A) if the Company or the Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all Notes Obligations and (B)(l) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being owed to or held by a Person other than the Company or a Restricted Subsidiary and (2) any sale or other transfer of any such Indebtedness to a Person that is neither the Company nor a Restricted Subsidiary shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (vi);

(vii) Hedging Obligations incurred in the ordinary course of business and not for speculative purposes;

(viii) Guarantees of the Notes and Guarantees of Indebtedness that was incurred as Ratio Indebtedness or as Permitted Indebtedness pursuant to clause (v) (to the extent the Refinanced Indebtedness was so guaranteed), (vii), (ix), (x), (xi), (xiii) or (xv) of this Section 4.03(b); provided, however, that if the Indebtedness being Guaranteed is subordinated in right of payment to the Notes or a Notes Guarantee, then such Guarantee shall be subordinated in right of payment to the Notes or such Notes Guarantee to the same extent as the Indebtedness guaranteed;

(ix) Indebtedness constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to obligations in the nature of reimbursement obligations regarding workers’ compensation claims;

(x) Indebtedness arising from agreements of the Company or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case incurred in connection with the disposition of any business, assets or a Subsidiary;

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(xi) obligations in respect of performance, bid, appeal, surety and similar bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(xii) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(xiii) Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment used or useful in a Related Business (where, in the case of a purchase, such purchase may be effected either directly or through the purchase of the Capital Stock of the Person owning such property, plant or equipment), and any Indebtedness incurred to Refinance such Indebtedness, in an aggregate amount at any time outstanding not in excess of $10,000,000;

(xiv) Acquired Indebtedness; provided, however, that, after giving effect to the merger or acquisition giving rise to the incurrence thereof, immediately after such merger or acquisition the Company would be permitted to incur at least $1.00 of additional Ratio Indebtedness pursuant to Section 4.03(a); and

(xv) additional Indebtedness of the Company, the Issuer or any Subsidiary Guarantor in an aggregate amount at any time outstanding not in excess $10,000,000.

(c) The Company and the Issuer shall not, and shall not permit any Subsidiary Guarantor to, incur any Indebtedness that is contractually subordinated to any Indebtedness of the Company, the Issuer or such Guarantor unless such Indebtedness is also contractually subordinated to the Notes or the applicable Notes Guarantee on substantially identical terms; provided, however, that no Indebtedness shall be deemed to be contractually subordinated to any other Indebtedness solely by virtue of being unsecured or having a junior security interest in shared collateral.

(d) For purposes of determining compliance with this Section 4.03,

(i) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness set forth in Section 4.03(b) or is entitled to be incurred as Ratio Indebtedness, the Company shall, in its sole discretion, classify such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 4.03, and such item of Indebtedness (or any portion thereof) shall be treated as having been incurred pursuant to the provisions set forth in

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only one of such clauses or pursuant to Section 4.03(a); provided, however, that the Notes issued on the Issue Date shall be deemed to have been incurred as Permitted Indebtedness pursuant to Section 4.03(b)(ii);

(ii) the Company shall be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness set forth above; and

(iii) any Permitted Indebtedness originally classified as incurred pursuant to the provisions set forth in one of the clauses of Section 4.03 (b) (other than pursuant to clause (i), (ii) or (iii) of Section 4.03(b)) may later be reclassified by the Company such that it shall be deemed to have been incurred as Ratio Indebtedness pursuant to Section 4.03(a) or as Permitted Indebtedness pursuant to another clause of Section 4.03(b), as applicable, to the extent that such reclassified Indebtedness could be incurred pursuant to such paragraph or clause at the time of such reclassification.

(e) Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness of the same instrument, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in interest rates or in the exchange rate of currencies shall not be deemed to be an incurrence of Indebtedness for purposes of this Indenture. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided, however, that the incurrence of the Indebtedness underlying such Guarantee or letter of credit, as the case may be, was subject to and in compliance with this Section 4.03.

(f) For purposes of determining compliance with any U.S. dollar restriction on the incurrence of Indebtedness where the Indebtedness incurred is denominated in a different currency, the amount of such Indebtedness shall be the U.S. Dollar Equivalent determined on the date of the incurrence of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a currency agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars shall be as provided in such currency agreement. The maximum amount of Indebtedness that the Company and the Restricted Subsidiaries may incur pursuant to this Section 4.03 shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in interest rates or the exchange rate of currencies.

SECTION 4.04. Limitation on Restricted Payments. (a) The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly,

(i) declare or pay any dividends or make any other distributions of any sort in respect of its Equity Interests (including any payment in

Holder appearing in the security register or otherwise in accordance with the procedures of DTC, stating: (i) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control” and the circumstances and relevant facts regarding such Change of Control; (ii) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date of such notice (the “Change of Control Payment Date”); (iii) that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer, that any Note not properly tendered will remain outstanding and continue to accrue interest, and that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; and (iv) the instructions, as determined by the Issuer, consistent with this Section 4.09, that a Holder must follow in connection with the Change of Control Offer.

(b) The Issuer shall comply, to the extent applicable, with the requirements of Rule 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.09. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this Section 4.09, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described under this Section 4.09 by virtue of its compliance with such securities laws or regulations.

(c) On the Change of Control Payment Date, the Issuer shall, to the extent permitted by law, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered and (iii) deliver, or cause to be delivered, to the Trustee for cancelation the Notes so accepted together with an Officers’ Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

(d) The Issuer shall not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon completion of the transaction constituting such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

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SECTION 4.10. Offer to Purchase with Excess Cash Flow. (a) The Issuer shall be required within 105 days after the end of each twelve-month period ended December 31 beginning with the twelve-month period ended December 31, 2011, to the extent of 50% of the Excess Cash Flow for the twelve-month period then ended (the “Excess Cash Flow Offer Amount”), to make an offer (an “Excess Cash Flow Offer”) to

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each Holder of Notes to purchase such Holder’s Notes on a pro rata basis, in whole or in part, at a price in cash (the “Excess Cash Flow Payment”) equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of purchase; provided, however, that in the case of the twelve-month period ended December 31, ·2011 only, for purposes of determining the Excess Cash Flow Offer Amount for such twelve-month period, 50% of the Excess Cash Flow for the three-month period ended December 31, 2010 shall be added to the amount that would otherwise be the Excess Cash Flow Offer Amount for the twelve-month period ended December 31, 2011; provided, further, that the Issuer shall not be required to make an Excess Cash Flow Offer in accordance with this Section 4.10 unless the Excess Cash Flow Offer Amount exceeds $5.0 million (with any lesser amount being carried forward and added to the Excess Cash Flow Amount for purposes of determining whether the $5.0 million threshold has been met for any future Excess Cash Flow Offer). Upon completion of each Excess Cash Flow Offer, the Excess Cash Flow Offer Amount shall be reset at zero.

(b) The Issuer shall send notice of each Excess Cash Flow Offer, with a copy to the Trustee, to each Holder of Notes by first-class mail to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, stating: (i) that an Excess Cash Flow Offer is being made pursuant to the covenant entitled “Offer to Purchase with Excess Cash Flow”; (ii) the purchase price and the purchase date, which shall be (x) no earlier than 30 days nor later than 60 days from the date of such notice and (y) no later than 105 after the end of the applicable twelve-month period ended December 31 (the “Excess Cash Flow Payment Date”); and (iii) the instructions, as determined by the Issuer, consistent with this Section 4.10; that a Holder must follow in connection with the Excess Cash Flow Offer.

(c) If the aggregate Excess Cash Flow Payment in respect of all Notes or portions thereof so tendered exceeds the Excess Cash Flow Offer Amount allotted to its purchase, the Issuer shall select the Notes to be purchased on a pro rata basis but in round denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof. On the Excess Cash Flow Payment Date, the Issuer shall, to the extent permitted by law, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Excess Cash Flow Offer (subject to selection and proration as contemplated by the preceding sentence), (ii) deposit with the Paying Agent an amount equal to the aggregate Excess Cash Flow Payment in respect of all Notes or portions thereof so tendered (but which amount shall not exceed the Excess Cash Flow Offer Amount) and (iii) deliver, or cause to be delivered, to the Trustee for cancelation the Notes so accepted together with an Officers’ Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer. Upon completion of an Excess Cash Flow Offer, any remaining Excess Cash Flow Offer Amount may be applied by the Company for any purpose otherwise permitted by this Indenture.

(d) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.10. To the extent that the provisions of any securities laws or regulations conflict with provisions

*	of this Section 4.10, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.10 by virtue of its compliance with such securities laws or regulations.

SECTION 4.11. Offer to Purchase with Proceeds of Certain Equity Offerings. (a) The Issuer shall be required within 30 days of the closing of any public offering of equity securities of the Issuer, any Guarantor or any direct or indirect parent entity of the Issuer, to the extent of 25% of the Net Cash Proceeds of such public offering received by the Issuer, such Guarantor or any such parent entity or by Stephen J. Cloobeck or David F. Palmer, their estates, descendants and legal representatives and any Person that they control (the “Public Offering Offer Amount”), to make an offer (a “Public Offering Offer”) to each Holder of Notes to purchase such Holder’s Notes on a pro rata basis, in whole or in part, at a price in cash (the “Public Offering Offer Payment”) equal to the price set forth below for any such public offering consummated during the applicable period set forth below, plus accrued and unpaid interest to the date of purchase:

Date of Consummation of Public Offering	Percentage
Prior to August 15, 2014	112.000%
From August 15, 2014 to August 14, 2015	106.000%
From August 15, 2015 to August 14, 2016	103.000%
August 15, 2016 and thereafter	100.000%

(b) The Issuer shall send notice of each Public Offering Offer, with a copy to the Trustee, to each Holder of Notes by first-class mail to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, stating: (i) that a Public Offering Offer is being made pursuant to the covenant entitled “Offer to Purchase with Proceeds of Certain Equity Offerings”; (ii) the purchase price and the purchase date, which shall be no later than 30 after the closing of the related public offering (the “Public Offering Offer Payment Date”); and (iii) the instructions, as determined by the Issuer, consistent with this Section 4.11, that a Holder must follow in connection with the Public Offering Offer. Such notice may be given prior to the completion of the related public offering, and such notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including completion of the related public offering.

(c) If the aggregate Public Offering Offer Payment in respect of all Notes or portions thereof so tendered exceeds the Public Offering Offer Amount allotted to its purchase, the Issuer shall select the Notes to be purchased on a pro rata basis but in round denominations of $2,000 principal amount or integral multiples of $1,000 in excess thereof. On the Public Offering Offer Payment Date, the Issuer shall, to the extent permitted by law, (i) accept for payment all Notes or portions thereof properly tendered pursuant to the Public Offering Offer (subject to selection and proration as contemplated by the preceding sentence), (ii) deposit with the Paying Agent an amount equal to the aggregate Public Offering Offer Payment in respect of all Notes or portions thereof so tendered (but which amount shall not exceed the Public Offering Offer Amount) and (iii) deliver, or cause to be delivered, to the Trustee for cancelation the Notes so accepted together with an Officers’ Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

(d) The Issuer shall comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this Section 4.11. To the extent that the provisions of any securities laws or regulations conflict with provisions of this Section 4.11, the Issuer shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.11 by virtue of its compliance with such securities laws or regulations.

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SECTION 4.12. Limitation on Liens. The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind upon any of their assets, now owned or hereafter acquired, other than:

(i) in the case of any asset that does not constitute Collateral, Permitted Liens; provided, however, that any Lien on such asset shall be permitted notwithstanding that it is not a Permitted Lien if all payments due under this Indenture and the Notes are secured on an equal and ratable basis with the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(ii) in the case of any asset that constitutes Collateral, Permitted Collateral Liens.

In the case of the proviso in clause (i) of this Section 4.12, if the obligations so secured are expressly subordinated by their terms to the Notes, the Lien securing such obligations shall also be so subordinated by its terms at least to the same extent.

SECTION 4.13. Additional Guarantors. If any of the Company’s Restricted Subsidiaries (other than the Issuer) that is not a Guarantor issues a Guarantee of, or grants a security interest in any of its assets to secure, any Indebtedness of the Company or any other Restricted Subsidiary, then the Company shall cause such Restricted Subsidiary to:

(i) execute and deliver a supplemental indenture providing for such Restricted Subsidiary’s Notes Guarantee on the terms set forth in Article X and execute and deliver such documentation mutatis mutandis with respect to collateral as shall be necessary to provide for Liens on such